Filed Pursuant to Rule 424(b)(3)

Registration No. 333-233283

PROSPECTUS SUPPLEMENT NO. 1

Dated March 25, 2020

5,092,819 Shares of Common Stock

Beyond Air, Inc.

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated September 11, 2020 (the “Prospectus”) of Beyond Air, Inc. relating to the offer and sale from time to time by certain selling stockholders of up to 5,092,819shares of common stock of Beyond Air, Inc. (the “Common Stock”).

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

Investing in our Common Stock involves certain risks. See “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this Prospectus. Any representation to the contrary is a criminal offense.

The purpose of this Prospectus Supplement is to amend the Selling Stockholders table in order to correctly reflect the names of the selling stockholders as set forth in the books and records of the Company. Accordingly, this Supplement No. 1 amends the Selling Stockholders table beginning on page 10 in the Prospectus by revising the amount of shares registered by Steven Lisi and adding Rosalind Master Fund L.P. to the Selling Stockholders table, each as set forth below. All other information in the Prospectus shall remain unchanged.

Shareholder	Shares Owned Prior to the Offering	Number of Shares Offered	Shares Owned After the Offering (1)	Percent
Steven Lisi (48)	1,431,764	172,477	1,259,287	9.99%
Rosalind Master Fund L.P. (64)	120,000	120,000	0		%

* less than 1%

(1) Based on 10,743,280 shares issued and outstanding as of September 5, 2019, Under the terms of warrants issued in 2017 and the 2018 Warrants, no holder may exercise a warrant to the extent such exercise would cause such holder, together with its affiliates and any other persons acting as a group with such holder or any of its affiliates, to have acquired a number of shares of common stock which would exceed 4.99%, or, in the case of certain holders, 9.985% (subject to an increase of such percentage to 9.99% on 61 days’ notice by the holder to the Company) of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon exercise of warrants that have not been exercised. We refer to the foregoing limitation applicable to each holder or group as the “Ownership Cap”. As a result, in order to exercise certain of their Warrants, certain of the selling stockholders would first be required to sell a sufficient amount of common stock such that their exercise of such warrants would not result in their ownership percentage of our then outstanding common stock exceeding the applicable Ownership Cap.

(48) Includes 200,446 shares of common stock issuable upon exercise of the January 2017 Warrants and February 2018 Warrants and 650,000 options.

(64) Includes 120,000 shares of common stock issuable upon exercise of the February 2018 Warrants.